333-165808

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Rio Tinto plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12 , New York, NY, 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Shannon Crompton
Rio Tinto Services Inc.
80 State Street
Albany, New York 12207-2543
Tel. No.: (801) 583-6707
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on _________ at ____ (New York time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Rio Tinto plc	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No.  333-122898.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of   Fourth Further Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top centre

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs 15, 16 and 18

	(iii)	Collection and distribution of dividends	Paragraphs 4, 12, 14 and 18

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs 7, 12, 15, 16 and

	(v)	Sale or exercise of rights	Paragraphs 14, 15 and 18

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 13, 15 and 18

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 5, 6, 9 and 22

	(x)	Limitation upon the liability of the Depositary	Paragraphs 14, 18, 19 and 21

(3)	Fees and Charges		Paragraphs 8 and 9

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Rio Tinto plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Deposit Agreement. Form of Fourth Further Amended and Restated Deposit Agreement dated as of              , 2016 among Rio Tinto plc, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 19, 2016 .

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Rio Tinto plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London on February 19, 2016 .

RIO TINTO PLC

By:	/s/ Eleanor Evans
Name:	Eleanor Evans
Title:	Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jan du Plessis	Chairman	February 19, 2016
Jan du Plessis

/s/ Sam Walsh AO	Chief Executive	February 19, 2016
Sam Walsh AO

/s/ Christopher Lynch	Chief Financial Officer	February 19, 2016
Christopher Lynch

/s/ Robert Brown	Non-Executive Director	February 19, 2016
Robert Brown

/s/ Megan Clark AC	Non-Executive Director	February 19, 2016
Megan Clark AC

/s/ Ann Godbehere	Non-Executive Director	February 19, 2016
Ann Godbehere

/s/ Richard Goodmanson	Non-Executive Director	February 19, 2016
Richard Goodmanson

/s/ Anne Lauvergeon	Non-Executive Director	February 19, 2016
Anne Lauvergeon

/s/ Michael L’Estrange AO	Non-Executive Director	February 19, 2016
Michael L’Estrange AO

/s/ Hon. Paul Tellier	Non-Executive Director	February 19, 2016
Hon. Paul Tellier

/s/ Simon Thompson	Non-Executive Director	February 19, 2016
Simon Thompson

/s/ John Varley	Non-Executive Director	February 19, 2016
John Varley

/s/ Cheree Finan	Authorized Representative in the United States	February 19, 2016
Cheree Finan

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Fourth Further Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification